Yolo Rum, LLC

Financial Statement

May 15, 2018



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

YOLO RUM, LLC

Table of Contents

	Page
Report of Independent Accountants	1
Financial Statement:	
Balance Sheet	2
Notes to Financial Statement	3



REPORT OF INDEPENDENT ACCOUNTANTS

To the Member
Yolo Rum, LLC
Denver, Colorado

We have reviewed the accompanying financial statement of Yolo Rum, LLC (the "Company"), which comprise the balance sheet as of May 15, 2018, and the related notes to the financial statement. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statement as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statement for it to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statement in order for it to be in conformity with accounting principles generally accepted in the United States.

Keiter

June 6, 2018
Glen Allen, Virginia

❯ **Certified Public Accountants & Consultants**
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

YOLO RUM, LLC

Balance Sheet
December 31, 2017

<u>Assets</u>

Cash	$	500
Total assets	$	500

<u>Liabilities and Member's Equity</u>

Liabilities	$	-
Member's equity		500
Total liabilities and member's equity	$	500

See report of independent accountants and accompanying notes to financial statement.

YOLO RUM, LLC

Notes to Financial Statement

1.   **Summary of Significant Accounting Policies:**

Nature of Business: Yolo Rum, LLC (the "Company") was founded on March 5, 2018 in the state of Colorado with the intent of operating as the marketing and advertising entity of the Yolo Rum brand. The Company is an affiliate of Yolo Rum Ltd., and is the exclusive licensing company of the Yolo Rum brand. The Company entered into an exclusive licensing deal with Yolo Rum, Ltd. in which the Company receives a percentage of profits based on marketing and advertising activity.

Basis of Accounting: The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the periods reported. Actual results could differ from those estimates.

Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its member reports their respective share of the Company's taxable income or loss on their income tax return. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statement.

Income Tax Uncertainties: The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statement. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.   Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statement to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Subsequent Events: Management has evaluated subsequent events through June 6, 2018, the date the financial statement was available to be issued, and has determined that no disclosures are necessary.